Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantee to Hebei Airlines Company Limited by Xiamen Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

14 August 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2017-042

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED IN RELATION TO

THE PROVISION OF GUARANTEE TO

HEBEI AIRLINES COMPANY LIMITED BY

XIAMEN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

● Guarantor: Xiamen Airlines Company Limited (“Xiamen Airlines”)

● Guarantee: Hebei Airlines Company Limited (“Hebei Airlines”)

● Amount of this guarantee and the actual balance of guarantee provided: this guarantee to be provided by Xiamen Airlines to Hebei Airlines will be with the maximum outstanding balance of USD240 million (equivalent to approximately RMB1,608 million, each guarantee shall not be more than USD60 million). The current balance of guarantees provided by Xiamen Airlines to Hebei Airlines is USD55 million (equivalent to approximately RMB369 million).

● No provision of counter-guarantee;

● Accumulative overdue amount of the guarantees: As at the date of this announcement, the overdue amount in respect of the loan guarantees for training costs of self-sponsored trainee pilots provided by the Company and Xiamen Airlines, a subsidiary of the Company, is approximately RMB18.989 million and RMB1.377 million, respectively (unaudited);

I. SUMMARY OF THE GUARANTEE

(I) Basic information of the guarantee

According to the approval and mandate of the Board and the general meeting of China Southern Airlines Company Limited (the “Company”), on 14 August 2017, Xiamen Airlines entered into four Guarantee Agreements (the “Guarantee Agreements”, each the "Guarantee Agreement") with Jianxin Jin No.52 Leasing (Tianjin) Co., Ltd. (the "Jianxin Company"), for the purpose of providing guarantee for Hebei Airlines for its entering into the lease agreement (the "Aircraft Lease Agreement") with Jianxin Company regarding four B737-800 aircraft (Aircraft Registration No. B-1445, B-1446, B-1447 and B-1328), details of which are set out below:

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During the effective period of the each Guarantee Agreement, guarantee of joint liability will be provided by Xiamen Airlines, within the maximum outstanding balance of USD60 million, in respect of the Aircraft Lease Agreement entered into between Hebei Airlines and Jianxin Company.

(II) Decision-making procedures

On 5 May 2017, the Board resolved to approve the following resolution unanimously by means of written resolution: it is approved to authorize Xiamen Airlines to provide loan guarantees for Hebei Airlines and Jiangxi Airlines with an aggregate balance up to RMB4.5 billion and RMB1.2 billion (or equivalent foreign currency) respectively within the period from 1 July 2017 to 30 June 2018. For further details, please refer to the Announcement on Submission to the General Meeting for Authorization to Xiamen Airlines to Provide Guarantees to Hebei Airlines Company Limited and Jiangxi Airlines Company Limited dated 6 May 2017, which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange.

On 30 June 2017, the general meeting of the Company approved through a resolution at the general meeting to authorize Xiamen Airlines to provide loan guarantees to Hebei Airlines and Jiangxi Airlines with an aggregate balance up to RMB4.5 billion and RMB1.2 billion (or equivalent foreign currency) respectively within the period from 1 July 2017 to 30 June 2018. For further details, please refer to the Announcement of the Resolutions of Annual General Meeting of China Southern Airlines for the year 2016 dated 1 July 2016, which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange.

II. Information on the Guaranteed Party

(I) Overview of the Guaranteed Party

Name of guaranteed party: Hebei Airlines Company Limited

Place of registration: World Trade Plaza Hotel, No. 303 Zhongshan East Road, Shijiazhuang

Legal representative: Zhao Dong

Registered capital: RMB2.6 billion

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Business scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the operation prohibited or restricted by the laws, regulations and the decisions of The State Council); and import and export goods and technologies (except for the international prohibition and those need to approved).

Material contingencies affecting solvency of the guaranteed party: None

As at the date of this announcement, the guaranteed party was rated AA for the credit rating by Industrial and Commercial Bank.

Shareholding structure: Hebei Airlines is owned as to 99.47% by Xiamen Airlines and 0.53% by Shenyang Zhongrui Investment Co., Ltd., respectively.

Financial information for the latest one year and one period :

Unit: RMB million

Item	As at 31 December 2016	As at 30 September 2017 (unaudited)
Total assets	4,713.92	4,762.97
Total liabilities	2,748.67	2,708.63
Total bank loans	208.11	196.74
Total current liabilities	2,138.42	2,172.36
Net assets	1,965.25	2,054.33
	January- December 2016	January- September 2017 (unaudited)
Revenue	1,687.38	1,014.01
Net profit	133.78	89.08

(II) Relationship of the Guaranteed Party with the Guarantor and the Company

Xiamen Airlines, a subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines is a subsidiary of Xiamen Airlines, which owns 99.47% shareholdings of Hebei Airlines.

III. THE MAIN CONTENTS OF GUARANTEE AGREEMENT

(I) Scope of Guarantee

According to the four Guarantee Agreements entered into between Xiamen Airlines and Jianxin Company, Xiamen Airlines agreed to provide guarantee of joint liability in respect of all obligations under the Aircraft Lease Agreement on 4 aircraft entered into between Hebei Airlines and the Jianxin Company.

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(II) Term of Guarantee

The term of guarantee shall be start from the effective date of the Guarantee Agreement till six(6) months after the end of leasing period.

(III) Amount of Guarantee

The maximum outstanding balance of each guarantee should be USD60 million, and subject to the adjustments according to obligation performance situation by guaranteed person under the Aircraft Lease Agreement.

IV. OPINIONS OF THE BOARD

The Board is of the opinion that (i) the guarantee is within the scope of the approval and mandate of the general meeting of the Company and the relevant decision-making procedures are in compliance with the laws and regulations; and (ii) the guarantee takes full consideration of the needs in production, operation and development of Hebei Airlines, is conducive for Hebei Airlines to broaden its financing channels, reduce financing costs, and hence is in line with the overall development needs of the Company and Xiamen Airlines.

V. ACCUMULATED AMOUNT OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB345.8580 million and RMB34.4873 million, respectively, representing approximately 0.801% and 0.080% of the Company's audited net assets for the latest period, respectively. The total guarantee amount provided by the Company for Southern Airlines No. 1 (Tianjin) Leasing Company Limited(南航一号租赁（天津）有限公司), Southern Airlines No. 3 (Tianjin) Leasing Company Limited(南航三号租赁（天津）有限公司) and Southern Airlines No. 4 (Guangzhou) Leasing Company Limited (南航四号租赁（广州）有限公司) are the wholly-owned subsidiaries of the Company was US$182.9177 million, representing approximately 2.84% of the latest audited net assets of the Company. The external guarantee amount provided by Xiamen Airlines for its subsidiary Hebei Airlines Company Limited was RMB369 million, representing approximately 0.85% of the latest audited net assets of the Company. The overdue amount of guarantees provided by the Company and Xiamen Airlines are approximately RMB20.366 million.

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VI. DOCUMENTS AVAILABLE FOR INSPECTION

1. Resolutions of Annual General Meeting of the Company for the year 2016

2. Guarantee Agreement

3. Audit Report and Financial Statements of Hebei Airlines for the year 2016

Board of Directors of

China Southern Airlines Company Limited

14 August 2017

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